ALAMOS GOLD INC.

TSX.AGI – NYSE.AGI

January 17, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Alamos Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 001-35783

Dear Ms. Jenkins:

We hereby acknowledge receipt of the second comment letter dated January 6, 2014 (the “Second Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”).

We submit this letter in response to the Second Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

1.

We note your response to comment 7 of our letter dated December 5, 2013. In addition to the draft disclosure you provided for your accounting policy with respect to “mineral property acquisition and mine development costs,” please confirm that you will provide in future filings the information included in your response which defines “commencement of production,” including the specific criteria used to determine the start of production.

Response:

The Company confirms that future disclosure will be updated to further define “commencement of production”, and will include the specific criteria used by the Company in determining when production commences.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

2.

We note your response to comment 8 of our letter dated December 5, 2013. To clarify when your exploration stage ends and development stage commences, please confirm that you will expand disclosure in future filings to:

•	clearly define “positive economic analysis” and specify the types of analyses that are included under this characterization; and

•	include clarification of the timing of impairment testing and reclassification of exploration and evaluation assets pursuant to paragraph 17 of IFRS 6.

Please provide your proposed draft disclosures in your response.

Response:

The Company confirms that future filings will be updated to expand its accounting policy disclosure with respect to the transition from the exploration stage to the development stage, including a clear definition of a positive economic analysis, as well as clarifying the timing of impairment testing and reclassification of exploration and evaluation assets pursuant to IFRS 6. The following is the proposed disclosure to be included:

“Exploration and evaluation expenditures, including drilling and related costs, are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred. Drilling costs incurred during the production phase for operational ore control are charged to inventory as incurred. Management assesses whether probable economic benefit exists by conducting an economic analysis. A positive economic analysis includes either internal or external third party economic evaluation using modelling techniques, such as a discounted cash flow or preliminary economic assessment, such that mineral resources within the meaning of Canadian Securities Administrators National Instrument 43-101 are defined on the property.”

“Exploration expenditures are initially capitalized as exploration and evaluation expenditures and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves; and the receipt of the applicable construction and operating permits for the project. Upon demonstrating the technical feasibility and commercial viability of establishing a mineral reserve, the Company performs an impairment test, based on the recoverable amount, prior to reclassification of exploration and evaluation expenditures to mine development costs in accordance with IFRS 6. In addition, the carrying values of exploration and evaluation expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the recoverable amount.”

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 368-9932.

Sincerely,

/s/ James Porter

Alamos Gold Inc.

By: /s/ James Porter

Name: James Porter

Title: Chief Financial Officer

c.c.:	John McCluskey, Chief Executive Officer, Alamos Gold Inc.

Matthew Howorth, Vice President, Legal, Alamos Gold Inc.

Greg Fisher, Vice President, Finance, Alamos Gold Inc.

Paul Murphy, Director and Audit Committee Chairman, Alamos Gold Inc.

Don Linsdell, Ernst & Young LLP